

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2011

Via E-mail
Luis Saenz
Chief Executive Officer
Li3 Energy, Inc.
C/o Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022

> **Re:** **Li3 Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 1, 2011**
> **File No. 333-175329**
> **Annual Report on Form 10-K for fiscal year end June 30, 2011**
> **Filed October 6, 2011**
> **File No. 000-54303**

Dear Mr. Saenz:

We have reviewed your registration statement and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

We note your response to comment 21 from our letter dated July 28, 2011 and await the filing of your subsequent amendment to your Registration Statement on Form S-1.

Please confirm that you are not seeking to register shareholder rights, otherwise please revise your prospectus, including your fee table, cover page and legal opinion to address these securities.

Please be advised that you may only register for resale common shares that were sold in a completed private placement. Investors must be irrevocably bound to acquire the securities prior to the filing of the registration statement subject only to conditions outside their control, which would appear not to apply to the shares underlying the convertible securities that have yet to be issued and therefore the registration for resale of the common stock underlying the unissued convertible securities would not be viewed as a valid secondary offering. Accordingly, it appears that the shares you seek to register for resale that are to be acquired pursuant to "other rights" may not be registered in this offering.

Please advise us as to whether you are registering shares underlying an equity line agreement. The disclosure on page 88 suggests that these shares are part of this registration statement but the disclosure on page F-15 suggests that they are not.

Please amend your fiscal year ended June 30, 2011 annual report to address comments on your S-1, applicable.

Summary, page 2

We reissue comment four of our letter dated July 28, 2011. Throughout the prospectus you refer to your "exploration activities" without clarify what this means or identifying your current state of development.

Please disclose that currently neither the company nor its subsidiaries have sufficient authority (or permits) to explore and exploit lithium in Chile and clarify whether you currently have the legal authority to carry out your proposed business in all of the countries you seek to operate in, with appropriate risk factor discussion.

Any failure to maintain effective internal control over our financial reporting could materially adversely affect us, page 17

Please update this risk factor so that it is consistent with the disclosure in your Form 10-K. Please also disclose your material weakness in the Summary section of the prospectus as well.

Selling Stockholders, page 18

On page 24 you have the following notation "§ Affiliated with a Broker-Dealer;" however, we cannot locate the symbol § near any of the selling stockholders or discern which stockholders are affiliates of broker dealers. Please revise and advise.

Please fill in the blanks in footnotes to the table.

Luis Saenz
Li3 Energy, Inc.
October 14, 2011
Page 3

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Please disclose what you mean by "prospective mineral claims."

Strategic Plan, page 40

We reissue comment 12 of our letter dated July 28, 2011. Please revise to provide investors a better idea of what a "feasibility stage" means.

Description of Business, page 47

We note your response to comment 16 of our letter dated July 28, 2011 indicating that the information presented in your filing was gathered from the U.S. Geological Survey's (USGS) Mineral Commodity Summaries and that the information presented represents industry standard terminology. We re-issue comment 16. Your jurisdiction of incorporation is Nevada and as such, only those terms specified by Industry Guide 7 may be used in U. S. SEC filings. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents and at times may conflict with USGS definitions, which have are not codified in U.S. securities law. Please remove all terminology such as reserve base and/or resources from your filing.

Maricunga, page 56

We note your response to comment 19 of our letter dated July 28, 2011 that you may list your securities on the Canadian exchange and if listed, you will have to prepare your filings in conformance with Canadian standards. We re-issue comment 19. Please disclose, in your filing, your plans to list on the Canadian Exchange and your investor's expectations in regards to technical reports. Please be informed that your jurisdiction of incorporation (Nevada) will preclude disclosure of Canadian standards in your future U.S. filings.

Compliance with Government Regulation, page 70

Because regulatory approval is required to begin operations under your strategic plan, please disclose the costs associated with obtaining such approval. Further, we do not understand the statement that you "cannot predict the extent to which these requirements will affect [y]our company or [y]our properties if [you] identify the existence of minerals in commercially exploitable quantities" considering the importance of governmental approval for your activities. Please revise to provide a comprehensive discussion of the regulatory costs and landscape in the jurisdictions you seek to engage in business.

Plan of Distribution, page 83

Your statement on page 84 that "[n]one of the selling stockholders who are affiliates of broker-dealers, other than the initial purchasers in private transactions, purchased the shares of common stock outside of the ordinary course of business or, at the time of the purchase of the common stock, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities" suggests that initial purchasers in private transactions who are affiliates of broker-dealers did indeed purchase the shares of common stock outside of the ordinary course of business or otherwise had agreements for distribution. We note the contrary disclosure on page 19 above the table of selling stockholders. Please revise and advise.

Registration Rights, page 88

Please disclose the amount of liquidated damages you accrued from failing to satisfy your registration obligations from your 2010 private placement. Please also clarify that these and the 2009 Private Placement shares are included in this registration statement.

Note 7 – Loans Payable, page F-41

We have reviewed your response to prior comment 27 from our letter dated July 28, 2011. You indicate that you have included the calculations for the convertible notes, warrants and beneficial conversion feature attached as Exhibit 1; however, it does not appear that Exhibit 1 was attached. As previously requested, please provide us with the calculations related to the values assigned to your convertible notes, warrants, and beneficial conversion feature. Please also show us how you calculated the loss on extinguishment of these convertible notes as a result of their modification in August 2011 as described on page F-44 of your Form 10-K for the year ended June 30, 2011.

Recent Sale of Unregistered Securities, pageII-1

Please provide a supplemental legal analysis as to availability of the private placement exemption relied upon for the sales that occurred after this registration statement was on file.

Form 10-K for the Year Ended June 30, 2011

Item 15 – Exhibits, Financial Statement Schedules, page 84

Report of Independent Registered Public Accounting Firm, page F-2

We note that your auditor has referred to a predecessor auditor that audited the consolidated financial statements for the period from June 24, 2005 (inception) through

June 30, 2009. As such, please amend your Form 10-K to also provide the predecessor auditor's audit report as well as a consent. Refer to Rule 2-05 of Regulation S-X.

Note 4 – Mineral Rights, page F-15

Please tell us, in detail, how you considered each of the provisions of ASC 805-10-55-4 through 55-9 in determining that your acquisition of a 60% interest in each of the Maricunga Companies represented an asset acquisition rather than a business acquisition. Please also tell us how you considered Rule 11-01(d) of Regulation S-X in determining that this transaction did not represent the acquisition of a business for reporting purposes.

Note 11 – Income Taxes, page F-40

Please revise your table on page F-40 to disclose the components of income (loss) before tax expense as either domestic or foreign, rather than disclosing the components of taxable income.

Item 9A.
Management's Report on Internal Control over Financial Reporting, page 64

Please include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting.

Certifications

Please revise paragraph 4(d) so that it conforms to the requirements of Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gordon at (202) 551-3866 or, in his absence, Lisa Etheredge at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions regarding the engineering comments. Please contact Craig Slivka at (202) 551-3729 with any other questions or disclosure issues.

Sincerely,

/s/ Craig Slivka, for

Pamela A. Long
Assistant Director